MIE Holdings Corporation
Suite 406, Block C, Grand Place, 5 Hui Zhong Road
Chaoyang District, Beijing 100101
People’s Republic of China
December 2, 2010
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker, Branch Chief
Mr. Kevin Dougherty

Re: MIE Holdings Corporation
Registration Statement on Form 8-A (Registration File No. 001-34730)
Registration Statement on Form F-1 (Registration File No. 333-166143)
Dear Ms. Parker and Mr. Dougherty:
     Please be advised that MIE Holdings Corporation (the “Company”) hereby requests withdrawal of the above-mentioned registration statements (the “Registration Statements”) including all amendments and exhibits thereto, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), on the grounds that market conditions in the United States do not at this time support a public offering of the American Depositary Shares representing the ordinary shares of the Company. The Company hereby confirms that it has not sold any securities in connection with the Registration Statements.
[Signature page follows]

Very truly yours, MIE Holdings Corporation
By:	/s/ Ruilin Zhang
Name:	Ruilin Zhang
Title:	Chairman and Chief Executive Officer

[Signature Page to the Request to Withdraw Registration Statements]